November 10, 2004

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington D.C. 20549-0306

Attention:	Martin James Senior Assistant Chief Accountant

        We are responding to the staff of the Securities and Exchange Commission's letter dated October 27, 2004 relating to the Form 10-K for the year ended June 30, 2004 for DuPont Photomasks, Inc. ("DPI"). For your convenience, we have repeated the staff's comments before each of our responses.

        In addition to our responses noted herein, please be advised that on October 5, 2004, we and Toppan Printing Co., Ltd. ("Toppan") entered into an Agreement and Plan of Merger ("Merger Agreement") pursuant to which we would become a wholly owned subsidiary of Toppan. The Merger Agreement was unanimously approved by our Board of Directors and the transactions contemplated thereby are subject to regulatory approvals, approval of our stockholders and other customary closing conditions. The Merger Agreement is expected to close in early calendar 2005.

Form 10-K for the year ended June 30, 2004

Note 5. Transactions with Consolidated Variable Interest Entities—Page F-10

Securities and Exchange Commission comment:

1.
We see that you consolidated a variable interest entity upon adopting FIN 46R on March 31, 2004. Supplementally tell us how you initially measured the assets and liabilities of BAC upon adoption. How did you account for the difference, if any, between the net amount added to the balance sheet of the consolidating enterprise and the amount of any previously recognized interest in the BAC? Refer to the transition provisions of FIN 46R.

DuPont Photomasks, Inc. response:

  The BAC was created in 2002. From the inception of the BAC and until the adoption of FIN 46R as of March 31, 2004, we accounted for our interest in the BAC under the equity method of accounting. Based on our review of the BAC, we determined the BAC was a variable interest entity and we were the primary beneficiary. Accordingly and upon adoption of FIN 46R, we followed the transition provisions of FIN 46R and recorded the assets, liabilities and noncontrolling interests of the BAC at their carrying amounts, which were determined based upon their fair values as of the inception of the BAC (as if FIN 46R had been effective at that time) adjusted for the BAC's operating results since its inception. As we had previously accounted for our interest in the BAC under the equity method and there was no difference between the fair value of the assets of the BAC and the consideration paid by the investors at the inception of the BAC, there was no difference between the net amount added to our consolidated balance sheet as of March 31, 2004 and our previously recognized net investment.

Securities and Exchange Commission comment:

2.
We note that three joint ventures are not consolidated since you determined you were not the primary beneficiary. Tell us supplementally your analysis of FIN 46R regarding these joint ventures and briefly describe the facts and circumstances that cause you to reach this conclusion. Tell us how it is that you do not absorb a majority of the entity's expected losses.

DuPont Photomasks, Inc. response:

  AMTC

  The AMTC is a joint venture formed in 2002 to conduct leading edge photomask research and pilot production. DPI, Infineon and AMD equally own the voting interests of the AMTC. Infineon and AMD are unrelated parties to DPI. All three AMTC owners are committed to funding a portion of the operating cash requirements of the AMTC under the venture agreements. The AMTC is thinly capitalized and the activities of the entity are restricted by the venture agreements. Based on the structure and economics of the entity, we determined the AMTC is a variable interest entity. In determining which of the AMTC owners is the primary beneficiary, we utilized a qualitative and quantitative approach as contemplated by FIN 46R. The venture agreements, historical activity and budget forecast for the AMTC indicate that Infineon is the primary beneficiary because, by structural design, Infineon will fund approximately 60% of the AMTC activities, while DPI and AMD will fund the remainder. The sharing of the expected losses and research/pilot production activities of the AMTC mirrors these percentages with Infineon absorbing the majority.

  In addition to Infineon absorbing the majority of the expected losses, Infineon has exercised its right to nominate the individual who serves as the General Manager of the AMTC and reports to the Partners' Council. The General Manager is responsible for ensuring the policies, orders and resolutions of the Partners' Council are carried out. DPI, Infineon and AMD have equal representation and voting rights on the Partners' Council.

  In summary, our conclusion is Infineon is the primary beneficiary of the AMTC based on an analysis of all relevant facts and circumstances, including the relationship and significance of the activities of the AMTC to each of the three AMTC owners, each AMTC owner's exposure to the expected losses of the AMTC and other design characteristics of the AMTC.

  RTC

  The RTC ceased operations on June 30, 2004 and is in the process of being wound down. The operating activities of the RTC for the period subsequent to March 31, 2004 were insignificant to us. As of March 31 and June 30, 2004, total assets of the RTC approximated $2.0 million and $3.1 million, respectively, and were primarily associated with the forthcoming termination of the joint venture. Net assets of the entity were $0 at both dates. DPI, AMD, Motorola and Micron, equally owned the voting interests of the RTC. AMD, Motorola and Micron are unrelated parties to DPI. All four RTC owners were committed to fund approximately equal portions of the operating cash requirements of the RTC under the operating agreement that ended on June 30, 2004. The RTC owners' funding and related expense of the RTC during the three months ended June 30, 2004 approximated $2.6 million, a substantial amount of which was related to the costs of winding down the entity. As of September 30, 2004, total assets had been reduced to $1.6 million, and net assets remained at $0. The final liquidation of the entity is expected to occur in January 2005 after the RTC settles its calendar 2004 property tax liability.

  As of March 31, 2004, we determined the RTC was a variable interest entity based on the structure and economics of the entity. The activities of the RTC were restricted by the terms of the venture agreements and the entity was thinly capitalized. The entity was managed by the Management Board, which had equal representation and voting rights by all four of the RTC owners. We believe this entity is insignificant for further consideration given the RTC has ceased operations effective June 30, 2004, but based on the design of the RTC and given we did not absorb the majority of the expected losses of the entity, we concluded we are not the primary beneficiary of the RTC.

  DDE

  DDE is a joint venture formed in 1988 to facilitate the sale of photomasks by Dai Nippon Printing Co., Ltd. ("DNP"), an unrelated party to DPI, to the United States facilities of certain DNP customers. DPI and DNP equally own the voting interests of DDE. The operating activities of DDE as of both March 31, 2004 and June 30, 2004 were insignificant to us. As of March 31 and June 30, 2004, the total assets and net assets of DDE approximated $0.2 million, respectively. The revenue, net cash flows and net income of DDE during the three months ended June 30, 2004 were each less than $0.01 million. As of September 30, 2004, total assets and net assets each amounted to $0.2 million. Revenue, net cash flows and net income of DDE were each less than $0.01 million during the three months ended September 30, 2004. DDE's operations are managed by a steering committee, on which DPI and DNP have equal representation and voting rights. Based on the economics of DDE, we believe this entity is and will continue to be insignificant for further consideration but conclude that our accounting for DDE under the equity method of accounting is appropriate. We supplementally advise that the operating agreement associated with DDE will be terminated in calendar 2005 (at the earliest possible date under the venture agreements) as per the covenants of our pending Merger Agreement with Toppan.

Note 16. Impairment of Long-Lived Assets—Page F-19

Securities and Exchange Commission comment:

3.
We note that you recorded an impairment charge for long-lived assets during fiscal years 2003 and 2004. Please supplementally provide the following: (i) describe the facts and circumstances leading to the impairment; (ii) discuss the method and significant assumptions used to determine the fair value under SFAS 144 and (iii) discuss the timing of the charge. What specific events occurred that caused the impairment and when did those events occur?

DuPont Photomasks, Inc. response:

  FY2003, ending June 30, 2003

  We are a supplier of photomasks to the semiconductor industry. The broader semiconductor market, and to a greater extent the semiconductor manufacturing equipment and materials markets, began an industry downturn in 2001. During this time, our customers managed their costs aggressively and slowed their efforts around new chip designs—an activity which had a significant negative impact on our business. Additionally, our customers' migration to the next generation technology level in effect during fiscal 2003 was delayed for a variety of reasons, including the decline of the semiconductor market, and the significantly increased complexity of manufacturing semiconductors using next generation technology. During fiscal 2002 and continuing into fiscal 2003, we had seen our revenue drop by more than 20% from its peak reached during fiscal 2001. Although not foreseen during fiscal 2002, the continued market weakness, declines in our revenue during fiscal 2003, and our growing fixed cost structure in anticipation of our customers' migration to next generation technology placed a significant strain on our business.

  By the end of our third quarter of fiscal 2003, we had experienced the sharp downturn described above. Our revenue declined in two consecutive quarters (as well as compared to the same period in the prior fiscal year) and operating losses grew significantly. In our second and third fiscal quarters of 2003, operating losses excluding special charges were $8.0 and $16.1 million, respectively. In fact, our operating losses, excluding the long-lived asset impairment and special charges, grew from $1.5 million in fiscal 2002 to $43.7 million in fiscal 2003. These events triggered an in-depth review of our manufacturing capacity and future operating expectations by the end of fiscal year 2003.

  Our review identified, among other things, that we had already invested in more manufacturing capacity at the next generation technology level than could be expected to be utilized in the foreseeable future. The excess capacity was exacerbated by the delay of our customers to introduce new designs at the next generation technology level, and the fact our original forecasts had planned for the development of new business at the next generation technology level at several large customers.

  Furthermore, during the fourth quarter of fiscal 2003, we reviewed our fiscal 2004 budget and three-year planning process with our Board of Directors. The planning process produced a forecast that indicated we would have continuing losses within certain asset groups, including those supporting the next generation technology level as discussed above that resided in North America, as well as continuing losses with the other asset groups that resided in Asia.

  As a result of all of these factors, we executed the SFAS 144 impairment analysis in the fourth quarter of fiscal 2003. We followed the guidance of SFAS 144 and used estimates of future undiscounted cash flows for each of the impacted long-lived asset groups to test the recoverability of the asset groups. These estimated undiscounted cash flows included only the future cash flows that we believed were directly associated with and expected to arise as a direct result of the use and eventual disposition of the impacted asset groups. These estimates incorporated our internal assumptions about our use of the impacted asset groups considering all available evidence. Our assumptions were based on internal budgets and projections developed by our management and reviewed with our Board of Directors and considered the likelihood of possible future outcomes resulting from alternative courses of action to recover the carrying amount of the impacted asset groups. We refer to this recoverability analysis as our SFAS 144 "Step 1" analysis.

  We engaged Standard & Poor's Corporate Value Consulting ("S&P") to assist with our SFAS 144 impairment analysis. S&P also performed an analysis on the asset impairment test associated with Step 1. For those individual asset groups where we identified the sum of the expected future undiscounted cash flows was less than the carrying value of the individual asset group, S&P performed a second analysis ("Step 2") at which time the fair value of the individual real and tangible personal property assets within the impaired asset groups were determined and compared to their associated carrying value. The fair values of these long-lived assets were determined by S&P using the "Income", "Market" and "Cost" Approaches and reviewed by our management. The Income Approach provides an estimate of the fair value of an asset based on the cash flows that an asset could be expected to generate over its remaining life, discounted to present value. The Market Approach indicates fair value based on a comparison of the subject assets to comparable assets of firms in similar lines of business. The Cost Approach uses the concept of replacement cost, wherein an investor could replace the asset in like utility using current material and labor rates. We recorded an aggregate impairment charge to the extent existing carrying values of the long-lived assets exceeded their associated fair values on an individual asset basis.

  FY2004, ending June 30, 2004

  In fiscal 2004, we continued to experience lower than forecasted demand, resulting in operating losses and excess manufacturing capacity in Europe. For example, in the spring of calendar 2004, we became aware that given the unexpected difficulties of our France manufacturing facility in transitioning from a low volume facility to a high volume facility, we would not be able to regain lost market share at several key customers in France. During the fourth quarter of fiscal 2004, we reviewed our fiscal 2005 budget and three-year planning process with our Board of Directors. This planning process identified asset groups in Europe with projected losses for the foreseeable future. As part of this review, we also completed an investigation of a new asset group in Germany that had planned to begin production in early fiscal 2004 but had not come online until the fourth quarter of fiscal 2004. Upon investigation, we discovered this delay combined with a decline in total future market demand, the delay of leading edge design activity among our customer base, and, to a lesser extent, lost market share due to consolidation issues we experienced in the European region during both fiscal 2003 and 2004 would cause the current forecasted revenue for the German asset group to be significantly lower than originally planned. Based on all of these factors, we began an impairment analysis in accordance with SFAS 144. The resulting process that resulted in the determination of an impairment charge was consistent with the process used during fiscal 2003 and described above, including the use of S&P as a third party consultant.

Note 20. Commitments and Contingencies—Page F-24

Securities and Exchange Commission comment:

4.
We note your disclosure that in March 2004, you issued 180,697 shares of common stock to Infineon pursuant to the equipment purchase and supply agreement. Supplementally tell us how you valued the shares issued and how you accounted for the payment. Tell us how you are accounting for the $53.5 million payments to Infineon over a seven-year period for the acquisition of assets. Explain your basis for your accounting treatment.

DuPont Photomasks, Inc. response:

  Per the equipment purchase and supply agreement between us and Infineon executed in 2002, we are committed to pay Infineon $53.5 million for (i) a 10-year agreement to provide Infineon with photomasks, as well as (ii) the purchase of certain of Infineon's photomask production equipment. For each payment towards the $53.5 million obligation, we may deliver up to 40% of such payment in the form of our common stock. We elected to deliver 40% of our $10.0 million payment due Infineon on March 31, 2004 in our common stock and the remaining $6.0 million in cash. We valued the stock on the basis of the average closing sales price of our common stock on the NASDAQ National Market for the twenty trading days ending on March 29, 2004.

  The $53.5 million is allocated to the assets acquired, based on the relative fair values of the equipment and supply agreement at inception. The fair value allocation was performed using the assistance of an independent appraisal of the assets performed by S&P and reviewed by our management. The fair value of the 10-year supply agreement was determined using the Income Approach. The fair value of the equipment was determined using two methods, the Market Approach and the Cost Approach. S&P considered both approaches, as appropriate, in concluding on the fair value of the equipment.

  The equipment is being depreciated, when placed in service, over each unit's estimated useful life in accordance with our depreciation policies. The supply agreement asset is amortized over its term as a reduction of revenue. This accounting treatment gives effect to the amount paid to a customer similar to a rebate or discount. As payments are made in accordance with the agreement, we reduce the liabilities recorded in association with the assets received.

We acknowledge the following in addition to our comments provided herein:

  •
  We are responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  •
  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to call me at 512-310-6526.

Very truly yours,

DuPont Photomasks, Inc.

By: /s/ Satish Rishi

Satish Rishi
Executive Vice President—Finance and Chief Financial Officer
    (Principal Financial and Accounting Officer)